July 16, 2015

Jeffrey Long

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Multi-Strategy Growth & Income Fund, File Nos. 333-189008 and 811-22572

Dear Mr. Long:

You provided oral comments with respect to certain SEC filings and practices of Multi-Strategy Growth & Income Fund (the “Fund”) on June 16, 2015. Please find below the Fund’s responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf.

We have set forth below, the text of each comment, followed by the Fund’s responses.

Prospectus

Comment 1.	In the Fund’s prospectus dated July 1, 2014, the Fund reported a total of 1.18% in acquired fund fees and expenses (“AFFE”) in the Fund Expenses Table. In light of the Fund’s portfolio holdings as reported in its Annual Report to Shareholders dated February 28, 2015 (the “Annual Report”), please confirm whether 1.18% continues to be an accurate measure of the Fund’s AFFE.
Response:	In the Fund’s prospectus dated July 1, 2015, the Fund reported a total of 1.33% in AFFE in the Fund Expenses Table, which reflects the measure of the Fund’s AFFE as of its most recently completed fiscal year.

Annual Report

Comment 2.	In the Statement of Assets and Liabilities included in the Annual Report (the “Balance Sheet”), if any line items, such as “Other Accrued Expenses,” include amounts payable to the Fund’s Trustees, please break out those amounts in a separate line item on the Balance Sheet.
Response:

The Fund confirms that no line item in the Balance Sheet represents amounts payable to the Fund’s Trustees. Going forward, if any such line items represent amounts payable to the Fund’s Trustees, those amounts will be broken out in a separate line item on the Balance Sheet.

Comment 3.	In the Notes to the Financial Statements included in the Annual Report, please confirm why a sensitivity analysis was not included in the discussion regarding the valuation of Level 3 securities.
Response:	The method of valuation for the Level 3 securities is described under Note 2- Summary of Significant Accounting Policies. A discussion of sensitivity analysis was not included because the Level 3 securities held by the Fund consist of non-traded Real Estate Investment Trusts which are in their offering periods and valued at cost, or non-traded private investments which are valued at the most recently issued NAV per share as a practical expedient.

Rule 19a-1 and Managed Distribution Policy

Comment 4.	Please confirm that the Fund is in compliance with Rule 19a-1 under the Investment Company Act of 1940 (“Rule 19a-1”).
Response:	The Fund confirms it is in compliance with Rule 19a-1.
Comment 5.	The Fund currently has a managed distribution policy, under which the level of monthly distributions (including any return of capital) is not fixed, but is expected to represent a specified rate of the Fund’s current net asset value per share. Please confirm that disclosure in the Fund’s marketing materials and on the Fund’s website refers to the Fund’s “distribution rate” rather than the Fund’s “yield” or “dividend rate.”
Response:	The Fund so confirms.
Comment 6.	The Staff has noted that certain other investment companies post the written notices required by Rule 19a-1 on those funds’ websites. Please state whether the Fund intends to post such notices on the Fund’s website.
Response:	The Fund is considering posting copies of the notices required by Rule 19a-1 on its website, and it may do so in the future.

The Fund has authorized me to convey to you that the Fund acknowledges the following:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Craig Foster at (614) 469-3280.

Sincerely,

/s/ ____________

Craig A. Foster